Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 76704, Israel

September 15, 2014

BY EDGAR

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd.
Registration Statement on Form F-1
(File No. 333-198123)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"), Foamix Pharmaceuticals Ltd. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the "Commission") so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on September 17, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,

FOAMIX PHARMACEUTICALS LTD.

/s/ Ilan Hadar
By:	Ilan Hadar
Title:	Chief Financial Officer

cc:	Phyllis G. Korff, Esq.
Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

VIA EDGAR

September 15, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foamix Pharmaceuticals Ltd.

Registration Statement on Form F-1 (SEC File No. 333-198123)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Foamix Pharmaceuticals Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on September 17, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,947 copies of the Preliminary Prospectus dated September 3, 2014 (the “Preliminary Prospectus”) through the date hereof, 0 to prospective underwriters, 0 to dealers, 933 to institutions and 1,014 to others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow.)

Very truly yours,

BARCLAYS CAPITAL INC.

COWEN AND COMPANY, LLC

As Representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director